                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                        Page  1  of  11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             UNIVERSAL HEIGHTS, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91359C 10 9
                       ---------------------------------
                                 (CUSIP Number)

Michael Lauer                     Copy to: Robert G. Leonard, Esq.
Lancer Partners, Limited                   Robinson Silverman Pearce Aronsohn
Partnership                                & Berman LLP
980 Post Road East,                        1290 Avenue of the Americas
Suite 3                                    New York, New York 10104
Westport, CT 06880                         (212) 541-2266
(203) 221-4646

      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               SEPTEMBER 22, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                   Page   2  of   11



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lancer Partners, Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)|X|
                                                                      (b)|_|

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

                       7    SOLE VOTING POWER
      NUMBER OF             2,066,667

       SHARES          8    SHARED VOTING POWER
                            0
    BENEFICIALLY
                       9    SOLE DISPOSITIVE POWER
    OWNED BY EACH           2,066,667

      REPORTING        10   SHARED DISPOSITIVE POWER
                            0
     PERSON WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,066,667

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.1% (Based on 14,679,584 outstanding on 2/1/98)

14       TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                             RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                          AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                     Page   3  of   11



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lancer Offshore, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|X|
                                                                   (b)|_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

                       7     SOLE VOTING POWER
      NUMBER OF              2,000,000

       SHARES          8     SHARED VOTING POWER
                             0
    BENEFICIALLY
                       9     SOLE DISPOSITIVE POWER
    OWNED BY EACH            2,000,000

      REPORTING        10    SHARED DISPOSITIVE POWER
                             0
     PERSON WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%  (Based on 14,679,584 outstanding on 2/1/98)

14       TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                             RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                          AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                     Page   4  of   11



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lancer Voyager Fund

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

                       7     SOLE VOTING POWER
      NUMBER OF              435,000

       SHARES          8     SHARED VOTING POWER
                             0
    BENEFICIALLY
                       9     SOLE DISPOSITIVE POWER
    OWNED BY EACH            435,000

      REPORTING        10    SHARED DISPOSITIVE POWER
                             0
     PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         435,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%  (Based on 14,679,584 outstanding on 2/1/98)

14       TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                             RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                          AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                        Page   5  of   11


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Lauer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|X|
                                                                    (b)|_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                       7     SOLE VOTING POWER
      NUMBER OF              307,000

       SHARES          8     SHARED VOTING POWER
                             0
    BENEFICIALLY
                       9     SOLE DISPOSITIVE POWER
    OWNED BY EACH            307,000

      REPORTING        10    SHARED DISPOSITIVE POWER
                             0
     PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         307,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%  (Based on 14,679,584 outstanding on 2/1/98)

14       TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                             RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                          AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                       Page   6  of   11


Item 1.        SECURITY AND ISSUER

               This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value per share (the "UH Common Stock"), of Universal Heights, Inc., a Delaware corporation ("Universal Heights"). The principal executive offices of Universal Heights are located at 19589 N.E. 10th Avenue, Miami, FL 33179.

Item 2.        IDENTITY AND BACKGROUND

               This Statement is filed by Lancer Partners, Limited Partnership, Lancer Offshore, Inc., Lancer Voyager Fund and Michael Lauer (collectively the "Group"; each member of the Group being referred to as "Member"). Lancer Partners, Limited Partnership is a Connecticut private investment limited partnership with its principal office located at 980 Post Road East, Suite 3, Westport, CT 06880. Lancer Offshore, Inc. is a British Virgin Islands private investment corporation with its principal office located at c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. Lancer Voyager Fund is a British Virgin Islands private investment corporation with its principal office located at c/o Mees Pierson, Windemere House, 404 East Bay Street, P.O. Box SS6238, Nassau Bahamas. Michael Lauer is a United States citizen with his principal business office located at 980 Post Road East, Suite 3, Westport, CT 06880. The principal business of Lancer Partners, Limited Partnership, Lancer Offshore, Inc. and Lancer Voyager Fund is the making of diversified investments. Michael Lauer's principal business is the operation and management of private investment entities that engage in making diversified investments. Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners, Limited Partnership. The principal business of LMG II is investment management. Michael Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore, Inc. and Lancer Voyager Fund. The principal business of the LMG is investment management. Michael Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities. The principal office address of LMG II and LMG is 980 Post Road East, Suite 3, Westport, CT 06880. The directors of Lancer Offshore, Inc. are Anthony J. Stocks, John M.S. Verhooren and Inter Caribbean Services Ltd. ("ICSL"). All of the directors of Lancer Offshore, Inc. are affiliates of CITCO Fund Services (Curacao) N.V. ("Citco"), the administrator of Lancer Offshore, Inc. Lancer Offshore, Inc. does not have any officers. The principal business of Messrs. Stocks and Verhooren is serving as employees of Citco. Citco's principal business is that of an administrator, registrar and transfer agent for non-U.S. private investment companies. The principal business of ICSL is the administrative management of private investment vehicles. The principal business office for Messrs. Stocks and Verhooren, Citco, ICSL and the directors of ICSL is Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The directors of Lancer Voyager Fund are Dion Friedland, Charles Stride and Anthony Inderrieden. Messrs. Stride and Inderrieden are affiliates of Mees Pierson ("MP"), the administrator of Lancer Voyager Fund. Lancer

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                       Page   7  of   11


Voyager Fund does not have any officers. The principal business of Messrs. Stride and Inderrieden is serving as employees of MP. MP's principal business is that of an administrator, registrar and transfer agent for non-U.S. private investment companies. The principal business of Mr. Friedland is private investment management. The principal business office for Messrs. Friedland, Stride and Inderrieden and MP is Windemere House, 404 East Bay Street, P.O. Box SS6238, Nassau, Bahamas.

ITEM 2(D).

               During the last five years, neither Lancer Partners, Limited Partnership, Lancer Offshore, Inc., Lancer Voyager Fund, Michael Lauer, LMG II, LMG or any of the directors of Lancer Offshore, Inc. or Lancer Voyager Fund have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

ITEM 2(E).

               During the last five years, neither Lancer Partners, Limited Partnership, Lancer Offshore, Inc., Lancer Voyager Fund, Michael Lauer, LMG II, LMG or any of the directors of Lancer Offshore, Inc. or Lancer Voyager Fund was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Lancer Partners, Limited Partnership, Lancer Offshore, Inc. and Lancer Voyager Fund are each private investment entities that pool their respective participants' contributions. Michael Lauer is an individual investor. All funds used by Lancer Partners, Limited Partnership, Lancer Offshore, Inc. and Lancer Voyager Fund to acquire UH Common Stock came from working capital. Michael Lauer used personal funds to acquire the UH Common Stock he owns. Lancer Partners, Limited Partnership has used $1,240,000 in the aggregate to acquire the 2,066,667 shares of UH Common Stock it currently beneficially owns. Lancer Offshore, Inc. has used $1,200,000 in the aggregate to acquire the 2,000,000 shares of UH Common Stock it currently beneficially owns. Lancer Voyager Fund has used $261,000 in the aggregate to acquire the 435,000 shares of UH Common Stock it currently beneficially owns. Michael Lauer has used $184,200 to acquire the 307,000 shares of UH Common Stock he currently beneficially owns.

Item 4.        PURPOSE OF TRANSACTION

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                        Page   8  of   11


               The purpose of the acquisition of the securities is for investment purposes. Other than as discussed above in this Statement, neither the Group or any of its Members currently have any plans or proposals which relate to or would result in:

               (a) the acquisition by any person of additional securities of Universal Heights, or the disposition of securities of Universal Heights;

               (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Universal Heights or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of Universal Heights or any of its subsidiaries;

               (d) any change in the present Board of Directors or management of Universal Heights, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

               (e) any material change in the present capitalization or dividend policy of Universal Heights;

               (f) any other material change in Universal Heights' business or corporate structure;

               (g) changes in Universal Heights' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Universal Heights by any person;

               (h) causing a class of securities of Universal Heights to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of Universal Heights becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j)    any action similar to any of those enumerated above.

               The Group intends to evaluate continuously their investment in Universal Heights and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                        Page   9  of   11


Item 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) Lancer Partners, Limited Partnership owns 2,066,667 shares of UH Common Stock, which amount represents approximately 14.1% of the outstanding shares of UH Common Stock (based on 14,679,584 shares outstanding on February 1,
1998). Lancer Offshore, Inc. owns 2,000,000 shares of UH Common Stock, which amount represents approximately 13.6% of the outstanding shares of UH Common Stock (based on 14,679,584 shares outstanding on February 1, 1998). Lancer Voyager Fund owns 435,000 shares of UH Common Stock, which amount represents approximately 3.0% of the outstanding shares of UH Common Stock (based on 14,679,584 shares outstanding on February 1, 1998). Michael Lauer owns 307,000 shares of UH Common Stock, which amount represents approximately 2.1% of the outstanding shares of UH Common Stock (based on 14,679,584 shares outstanding at February 1, 1998).

                   No other person named in Item 2 above beneficially owns any shares of UH Common Stock.

               (b) Each Member is the sole record owner of the securities identified in subsection (a) above, and has sole power to vote or direct the vote of such securities. Each Member has the sole power to dispose or direct the disposition of all of their respective securities identified in subsection (a) above.

               (c) All shares of UH Common Stock owned by any Member were acquired during the period from August 15, 1997 to September 22, 1997.

               (d) No person other than Michael Lauer, as the sole manager of LMG II, which is the sole general partner of Lancer Partners, Limited Partnership, and Michael Lauer, as the sole manager of LMG, which is the sole investment manager of Lancer Offshore, Inc. and Lancer Voyager Fund, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in subsection (a) above.

               (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.  See Item 2 above.

Item 7.        MATERIALS TO BE FILED AS EXHIBITS

               1.     Joint Filing Agreement

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                      Page   10  of   11


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 2, 1998

                           LANCER PARTNERS, LIMITED PARTNERSHIP

                           By: Lancer Management Group II, LLC, General Partner



                           By: /s/ Michael Lauer
                              --------------------------------
                           Name:  Michael Lauer
                           Title: Manager


                           LANCER OFFSHORE, INC.


                           By: /s/ Declan Quilligan
                               /s/ Tim Van Dyke
                              --------------------------------
                           Name: Inter Caribbean Services Ltd.

                           Title: Authorized Signatories

                           LANCER VOYAGER FUND

                           By: /s/ Anthony Inderrieden
                              --------------------------------
                           Name:  Anthony Inderrieden
                           Title: Director

                                  /s/ Michael Lauer
                           ---------------------------------
                                    MICHAEL LAUER

                                  SCHEDULE 13D

CUSIP NO. 91359C 10 9                                        Page   11  of   11

                             JOINT FILING AGREEMENT

               JOINT FILING AGREEMENT made as of this 2nd day of June, 1998 by and among LANCER PARTNERS LIMITED PARTNERSHIP, a Connecticut limited partnership ("LPLP") and LANCER OFFSHORE, INC. a British Virgin Islands corporation ("LOI"), LANCER VOYAGER FUND, a British Virgin Islands corporation ("LVF") and MICHAEL LAUER, an individual ("ML").

               WHEREAS, LPLP, LOI, LVF, and ML collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value of Universal Heights, Inc. ("Universal Heights Common Stock"), a Delaware corporation; and

               WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13D with the Securities and Exchange Commission ("SEC").

               NOW, THEREFORE, the parties agree as follows:

               1. The LPLP, LOI, LVF and ML hereby agree to jointly file a
Schedule 13D with the SEC regarding the beneficial ownership of Universal Heights Common Stock and to file any and all amendments and supplements thereto.

               2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

               IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

LANCER PARTNERS, LIMITED PARTNERSHIP      LANCER OFFSHORE, INC.
By: LANCER MANAGEMENT GROUP II, LLC
General Partner

                                          By: /s/ Declan Quilligan
By: /s/ Michael Lauer                         /s/ Tim Van Dyke
   -------------------------------           ----------------------------------
Name:   Michael Lauer                     Name:   Inter Caribbean Services Ltd.
Title:  Manager                           Title:  Authorized Signatories

LANCER VOYAGER FUND

By: /s/ Anthony Inderrieden                         /s/ Michael Lauer
   -------------------------------          -----------------------------------
Name:  Anthony Inderrieden                             MICHAEL LAUER
Title: Director